December 8, 2015	Exhibit 99.1

Central Fund of Canada Limited (Symbols: NYSE MKT - CEF, TORONTO - CEF.A) (the “Company”) has today released selected comparative financial information relating to net assets and financial results for the year ended October 31, 2015.

The financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”), including IFRS 1 “First-time adoption of International Financial Reporting Standards” as issued by the International Accounting Standards Board (“IASB”).

The transition to IFRS had no impact on the financial position or financial performance of the Company and has affected only the presentation of the Company’s financial statements.

CENTRAL FUND OF CANADA LIMITED

Statements of Financial Position

(expressed in U.S. dollars)

	October 31,	October 31,	November 1,
	2015	2014	2013
Assets:	$	$	$
Gold bullion at market	1,935,876,980	1,972,989,691	2,243,709,127
Silver bullion at market	1,202,948,931	1,246,818,470	1,708,603,089
Cash and cash equivalents	7,437,644	23,024,922	36,475,223
Other receivables and prepayments	310,149	313,748	324,457
Total assets:	3,146,573,704	3,243,146,831	3,989,111,896
Liabilities:
Dividends payable	2,544,327	2,544,327	2,544,327
Accrued liabilities	2,033,419	2,746,744	1,992,138
Total liabilities	4,577,746	5,291,071	4,536,465
Equity:
Capital stock
Class A shares	2,419,770,678	2,419,770,678	2,419,770,678
Common shares	19,458	19,458	19,458
Retained earnings inclusive of unrealized appreciation of holdings	722,205,822	818,065,624	1,564,785,295
Total equity	3,141,995,958	3,237,855,760	3,984,575,431
Total liabilities and equity	3,146,573,704	3,243,146,831	3,989,111,896

Total equity per share:
Class A shares	12.35	12.72	15.66
Common shares	9.35	9.72	12.66

Exchange rate: U.S. $1.00 = Cdn.	1.3083	1.1275	1.0429

Total equity per share expressed in Canadian dollars:
Class A shares	16.15	14.35	16.33
Common shares	12.23	10.96	13.20

The change in net assets or total equity (total assets less total liabilities) as reported in U.S. dollars, which will occur from period to period, is primarily the result of the changing market prices of gold and silver and the proportion of each held by the Company. Changes in the value of the U.S. dollar relative to the Canadian dollar will also have an impact on net assets or total equity when reported in Canadian dollars.

Net assets or total equity decreased by $95.9 million, or 3.0%, during the year ended October 31, 2015. This decrease in net assets was primarily attributable to decreases in the prices of gold and silver during the year and their resulting impact upon the change in unrealized appreciation of holdings. Expenses incurred during the year and the payment of the annual U.S. $0.01 Class A share dividend at year end also contributed, though nominally, to the decrease in net assets.

During fiscal 2015, the total equity value per Class A share, as reported in U.S. dollars, decreased by 2.9% from $12.72 to $12.35. Gold prices decreased by 1.9% from $1,164.25 to $1,142.35, and silver prices decreased by 3.5% from $16.20 to $15.63 during the fiscal year. The net asset value per Class A share, as reported in Cdn. dollars, while subject to the same factors described above, increased by 12.5%, from $14.35 to $16.15 primarily due to a 16.0% increase in the value of the U.S. dollar relative to the Canadian dollar.

CENTRAL FUND OF CANADA LIMITED

Statements of Comprehensive Income (Loss)

(expressed in U.S. dollars)

	Years ended October 31,
	2015	2014
Income:	$	$
Interest	36,125	72,546
Total income	36,125	72,546
Expenses:
Administration fees	6,016,915	6,700,250
Safekeeping fees and bank charges	3,622,450	4,183,708
Directors’ fees and expenses	230,612	214,510
Shareholder Information	189,428	198,718
Stock exchange fees	141,181	142,483
Audit and related regulatory fees	117,215	172,757
Legal fees	66,832	46,016
Registrar and transfer agent fees	64,431	68,800
Class A Shareholders’ Proceedings	1,883,045	-
Foreign exchange loss (gain)	(3,225)	-
Total expenses	12,328,884	11,727,242
Net loss from administrative activities	(12,292,759)	(11,654,696)
Change in unrealized appreciation of holdings	(81,022,716)	(732,520,648)
Net income (loss) and comprehensive income (loss) inclusive of the change in unrealized appreciation of holdings	(93,315,475)	(744,175,344)

Net loss, inclusive of the change in unrealized appreciation of holdings, for the year ended October 31, 2015 was $93.3 million compared to a net loss, inclusive of the change in unrealized appreciation of holdings, of $744.2 million for the year ended October 31, 2014. Besides the expenses, virtually all of the net loss in fiscal 2015 was a result of the change in unrealized appreciation of holdings during the year.

Expenses increased by 5.1% over the prior year, due almost entirely to the unforeseen Class A Shareholders' Proceedings, the details of which have been reported in previous Press Releases. Year-end net assets decreased from the prior year due to decreases in the prices of gold and silver. Administration fees, which are calculated monthly based on the total net assets at each month-end, decreased during the year due to lower average month-end net asset levels during the year.

Expenses as a percentage of the average month-end net assets (the “expense ratio”) for the year ended October 31, 2015 were 0.38% compared to 0.32% for the year ended October 3, 2014. The increase in the expense ratio was a direct result of costs incurred to address issues related to Class A Shareholders’ Proceedings. If not for these costs, the expense ratio would have remained unchanged at 0.32% for the year ended October 31, 2015.

The Company also announced today that its Board of Directors (the “Board) has enacted By-law No. 3, being an advance notice by-law (the “Advance Notice By-law” or the “By-law”). The purpose of the Advance Notice By-law is to provide a clear framework for nominating Directors. The Board believes adoption of the By-law is in the best interests of the Company and all shareholders to facilitate orderly and efficient meetings of the holders of common shares. The Advance Notice By-law seeks to ensure that all such holders receive adequate notice of nominations of Directors, and sufficient information regarding all nominees to allow for informed choice when voting on their election.

The Advance Notice By-law, among other things, includes a provision that requires advance notice to the Board in certain circumstances where nominations of persons for election to the Board of are made by one or more holders of common shares. The By-law fixes a deadline by which nominations of Directors must be submitted to the Company prior to any meeting of such holders and sets out the information that must be included in the notice to the Board. No person will be eligible for election as a Director of the Company unless nominated in accordance with the By-law.

The Advance Notice By-law provides that, to be timely, a nominating holder’s notice to the Board must be made:

(i)	subject to clause (iii), in the case of an annual meeting of holders of common shares, not less than 30 days prior to the date of such annual meeting; provided, however, that in the event that such annual meeting is to be held on a date which is less than 50 days after the date on which the first public announcement of the date of such annual meeting was made, notice by the nominating holder may be made not later than the close of business on the 10th day thereafter;
(ii)	subject to clause (iii), in the case of a special meeting (which is not also an annual meeting) of holders of common shares called for the purpose of electing Directors (whether or not called for any other purposes), not later than the close of business on the 15th day following the day on which the first public announcement of the date of such special meeting of holders of common shares was made; and
(iii)	in the case of an annual or special meeting of holders of common shares where notice-and-access is used for delivery of proxy-related materials, not less than 40 days prior to the date of such annual or special meeting.

The By-law permits the Board in its sole discretion, to amend the time periods for the giving of a notice described above, in order to comply with changes to applicable laws or recommended best practices.

The Advance Notice By-law is effective immediately and unless and until it is not confirmed at the next annual meeting of the common shareholders.

A full-text copy of the Advance Notice By-law is available on SEDAR at www.sedar.com under Central Fund’s profile.

Central Fund of Canada Limited is a specialized investment holding company which invests primarily in long-term holdings of allocated, segregated and unencumbered gold and silver bullion and does not speculate in gold and silver prices. At October 31, 2015, the Class A shares of Central Fund were backed 99.9% by gold and silver bullion and may be purchased or sold with ease on either the NYSE MKT (Symbol: CEF) or The Toronto Stock Exchange (Symbols: CEF.A in Canadian dollars and CEF.U in U.S. dollars).

For further information please contact:

J.C. Stefan Spicer, Chairman, President & CEO

Email: info@centralfund.com

Website: www.centralfund.com

Telephone: 905-648-7878